Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratio of earnings to fixed charges)

	Nine Months Ended		Year Ended
	September 30, 2011	October 1, 2010	December 31, 2010	December 25, 2009	December 26, 2008	December 28, 2007	December 29, 2006
Earnings:
Loss from continuing operations before income taxes	$(37,502)	$(26,849)	$(52,849)	$(85,595)	$(539,272)	$(45,766)	$(7,217)
Fixed charges	43,655	55,519	70,492	86,697	112,987	87,290	76,589

Total earnings	$6,153	$28,670	$17,643	$1,102	$(426,285)	$41,524	$69,372

Fixed charges:
Interest expense	$42,122	$53,896	$68,333	$84,204	$109,527	$84,923	$74,675
Implicit interest in rent expense	1,533	1,623	2,159	2,493	3,460	2,367	1,914

Total fixed charges	$43,655	$55,519	$70,492	$86,697	$112,987	$87,290	$76,589

Ratio of earnings to fixed charges	0.14x	0.52x	0.25x	0.01x	(3.77)x	0.48x	0.91x